Exhibit 21

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Assumed Names
Cheniere LNG Financial Services, Inc.	Delaware	None
Cheniere LNG Holdings, LLC	Delaware	None
Cheniere LNG-LP Interests, LLC	Delaware	None
Sabine Pass LNG, L.P.	Delaware	None
Sabine Pass LNG-LP, LLC	Delaware	None
Cheniere LNG Terminals, Inc.	Delaware	None
Cheniere LNG, Inc.	Delaware	None